Exhibit 4.6

Royal Ahold Supervisory Board

Albert Heijnweg 1, 1507 EH Zaandam P.O. Box 3050, 1500 HB Zaandam The Netherlands Telefax +31 75 659 83 53 Telephone +31 75 659 91 11 Direct Dial +31 75 659 56 25

Mr. J.G. Andreae

[The Netherlands]

Date:	September 19, 1997
Reference:	AJB/iso/mip/pz437

Dear Mr. Andreae,

We hereby confirm our agreement regarding your appointment as a member of the Executive Board.

Appointment

You will be appointed a member of the Executive Board with the title of Executive Vice President of Royal Ahold as from October 1, 1997. As member of the Executive Board you will carry full joint responsibility for all activities of Royal Ahold together with the other members of the Board. Your authority is laid down in the by-laws of the company dated June 1997, of which a copy is attached.

The operative mode of the Executive Board is one of consensus under the chairmanship of the President. Nevertheless, every member of the Board as Liaison Officer is entrusted with specific responsibilities.

Your initial specific responsibilities will include those for Albert Heijn Supermarkets and Support Services, Marvelo and Meester Wijbe.

As of January 1, 1998, your responsibilities will be extended to include the Central European Operations in the Czech Republic and Poland. It is intended that as of May 1998 you will also be responsible for all other Netherlands operations including Schuitema, Specialty Stores and GVA.

Remuneration

You will receive the same remuneration as the other Executive Vice Presidents. Your fixed base salary will be NLG 725,000 annually payable in the Netherlands and US $137,500, annually payable, in the USA both in thirteen equal periods of four weeks. Your variable income will be payable in the USA in a single payment following the publication of annual results (this will be paid to you for the first time pro rata in 1998). The variable income is calculated according to the following formula:

Variable payment in year Y = $ 165,000 x	earnings per share year Y
earnings per share 1993

You will be paid expense compensation (to cover small expenses) of NLG 16.250, (tax free) annually, payable in the Netherlands in thirteen equal payments. All other business expense is payable by the company.

On the first of October 1997 you will receive 8.250 stock options exercizable at the share price of that moment. Annually you are qualified to receive 75.000 stock options at the share price of the last trading day of the preceding accounts year.

The stock options have a maximum duration period of 5 years.

An Ahold pension is applicable to the Dutch fixed salary. If you wish we can give you more detailed information on this subject.

The so-called salary continuation plan is applicable to the American fixed salary and fully vested after 5 years.

We will send you a copy of this plan.

You will have free usage of a suitable vehicle, as well as the services of a private driver.

Place of assignment

For this assignment you will be located in the Netherlands.

Termination of Executive Board Membership

In addition to the right of the Supervisory Board to discharge members of the Executive Board (Article 15 sub 4 of the By-Laws) your membership of this Board will come to an end as follows:

•	Upon your personal request, after reaching sixty years of age.

•	By decision of the Supervisory Board after reaching sixty years of age.

•	In any event, upon reaching sixty-two years of age unless otherwise agreed.

General Conditions

The following general conditions are applicable to this contract:

Advance notice.

Advance notice in case of resignation will be mutually agreed upon, however it will at least be equal to three periods of four weeks.

Telephone.

All reasonable expenses for telephone installation and usage will be for the account of Royal Ahold.

Outside functions.

Directorships and/or other outside functions can be accepted only with the advance approval of the Executive Board and the Supervisory Board.

Secrecy Agreement.

All employees are held to secrecy both during as well as after completing the employment with the company. Strict confidentiality is required regarding both general and specific information which would be detrimental to the company or any of its subsidiaries if made available to a third party.

Gifts.

It is prohibited for any employee in relation to his job to accept gifts, commissions, bribes, and any other form of encouragement or material advantage, whatever they may be.

This contract is subject to Dutch law.

We wish you all the best in your new and challenging position and express our confidence that you will contribute to the future success of our corporation.

We are asking you to return the enclosed copy duly signed as confirmation of your agreement with the above.

On behalf of the Supervisory Board,

yours faithfully,

For approval:

/s/ Ir. H. de Ruiter	/s/ J.G. Andreae

Ir. H. de Ruiter Chairman of the Supervisory Board	J.G. Andreae

Enclosures:

•	copy of By-Laws

•	copy of Salary Continuation Plan